Teva Appoints Michael Hayden as
President of Global Research and Development and Chief Scientific Officer

JERUSALEM, May 8, 2012 – Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) today announced that Dr. Michael R. Hayden, will join the company as the President of Global Research and Development and Chief Scientific Officer, based in Israel. In this new role, Dr. Hayden will lead all research and development for Teva, thus combining the efforts of two world-class teams focused on the development of both brand and generic medicines.

Dr. Hayden is currently Killam Professor of Medical Genetics at the University of British Columbia, and Canada Research Chair in Human Genetics and Molecular Medicine. He is also the founder and Director/Senior Scientist of the Centre for Molecular Medicine and Therapeutics at the University of British Columbia. He is a preeminent expert in genetics and personalized medicine and is one of the world’s leading experts on Huntington’s disease. Dr. Hayden has extensive experience in all aspects of drug development – from target identification, to all stages of clinical development through to drug submission to the various regulatory agencies around the world.

Dr. Jeremy Levin, Teva’s incoming President and Chief Executive Officer stated, “We are delighted to have Michael join us as our Chief Scientific Officer. He brings to Teva world-renowned experience and knowledge in scientific and clinical research coupled with deep knowledge of discovery and development of medicines. His deeply innovative approach and very strong leadership capabilities make him a true asset for Teva, our customers and the patients we serve.”

Commenting on his appointment, Dr. Hayden said: “I am thrilled to be leading Teva’s world-renowned R&D organization and to be working under Dr. Jeremy Levin’s leadership. We have a tremendous opportunity to redefine the way we traditionally develop medicines by focusing on research and development as a whole, and not by how the product will be commercialized.”

Dr. Hayden has founded three biotechnology companies: NeuroVir; Aspreva Pharmaceuticals; and Xenon Genetics Inc. He has received numerous prestigious awards, including the Killam Prize and the Canada Gairdner Wightman award in 2011; the Order of Canada in 2010; Order of British Columbia in 2009; Canada’s Health Researcher of the Year in 2008 and the Distinguished Scientist Award of the Canadian Society of Clinical Investigation in 1998.

About Teva
Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,300 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $18.3 billion in net revenues in 2011.

Teva’s Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition for our innovative products, especially Copaxone® (including competition from innovative orally-administered alternatives, as well as from potential generic equivalents), competition for our generic products (including from other pharmaceutical companies and as a result of increased governmental pricing pressures), competition for our specialty pharmaceutical businesses, our ability to achieve expected results through our innovative R&D efforts, the effectiveness of our patents and other protections for innovative products, decreasing opportunities to obtain U.S. market exclusivity for significant new generic products, our ability to identify, consummate and successfully integrate acquisitions (including the acquisition of Cephalon), the effects of increased leverage as a result of the acquisition of Cephalon, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our potential exposure to product liability claims to the extent not covered by insurance, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic version of Protonix®, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, any failures to comply with complex Medicare and Medicaid reporting and payment obligations, governmental investigations into sales and marketing practices (particularly for our specialty pharmaceutical products), uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, any failure to retain key personnel (including Cephalon employees) or to attract additional executive and managerial talent, the impact of continuing consolidation of our distributors and customers, variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities, the termination or expiration of governmental programs or tax benefits, environmental risks and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2011 and in our other filings with the U.S. Securities and Exchange Commission.

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